Nicole C. Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [*].

June 17, 2015

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara Jacobs

RE:	Rapid7, Inc.

Registration Statement on Form S-1

Filed: June 11, 2015

CIK No. 0001560327

File No. 333-204874

Ladies and Gentlemen:

On behalf of Rapid7, Inc. (the “Company”) and in connection with the Company’s Registration Statement on Form S-1 (File No. 333-204874), originally confidentially submitted to the Securities and Exchange Commission (the “Commission”) on April 29, 2015 and originally filed with the Commission on June 11, 2015 (the “Registration Statement”), we submit this supplemental letter to the staff (the “Staff”) with respect to the Company’s preliminary estimate of the price range for its initial public offering. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company advises the Staff that the Company currently estimates a preliminary price range of $[*] — $[*] per share for its initial public offering (the “Preliminary Price Range”). The

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

CONFIDENTIAL TREATMENT REQUESTED BY RAPID7, INC.

June 17, 2015

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Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters, including discussions that took place on June 11, 2015 between the Company’s board of directors, senior management of the Company and representatives of Morgan Stanley & Co. LLC and Barclays Capital Inc. The lead underwriters for the proposed initial public offering first communicated their estimated Preliminary Price Range to the Company on June 11, 2015. The Company notes that it currently expects to include a $2.00 price range within the Preliminary Price Range in its preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters and further business developments impacting the Company.

On May 5, 2015, the Company granted options to acquire its common stock at an exercise price of $10.88 per share based on a contemporaneous valuation of the Company’s common stock as of March 31, 2015.

For the May 5, 2015 stock option grants, the Company’s board of directors determined the fair market value of the Company’s common stock on the date of grant to be $10.88 per share based on a number of factors, including a contemporaneous third-party valuation as of March 31, 2015 and the Company’s earnings history and financial performance, as well as its current prospects and expected operating results. More specifically, the Company’s board of directors considered, among other things: (1) the present value of the Company’s anticipated future cashflows, (2) the value of the Company’s tangible and intangible assets, (3) recent material events, (4) the Company’s operating results, (5) the market value of equity interests in substantially similar businesses, which equity interests can be valued through nondiscretionary, objective means, (6) recent arm’s length transactions involving the sale or transfer of the Company’s common stock or other equity interests, (7) changes in control premiums or discounts for lack of marketability and (8) other factors that the Company’s board of directors deemed material in order to determine in good faith the fair market value per share of the Company’s common stock. In approving the May 5, 2015 stock option grants, the Company’s board of directors determined that on the grant date no material business or market developments had occurred since the valuation date of March 31, 2015 that would warrant a change in the valuation of the Company’s common stock.

The valuation as of March 31, 2015 was determined using the hybrid method. The OPM was weighted assuming a 40% probability of occurrence of a long-term liquidity event and the PWERM was weighted assuming a 60% probability of occurrence of an IPO. With respect to the OPM, the enterprise value was determined by using a combination of an income and market approaches. An enterprise value under the income approach was estimated based on the estimated present value of the Company’s future cash flows, which was weighted at 50%. An enterprise value under the market approach was based on the application of market multiples to the Company’s last-twelve-months and forward-looking revenues, which was weighted at 50%. With respect to the present value of future estimated cash flows under the income approach, the Company applied a discount rate of 25% and a revenue multiple terminal value that was determined based upon a guideline public company analysis considering companies of relative size, growth and profitability. Finally, the Company’s OPM enterprise value reflected a non-marketability discount of 15%. With respect to the PWERM, the enterprise value was estimated based upon a revenue multiple that fell between the range of the 25th percentile and the median

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

June 17, 2015

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of guideline IPO transactions. For the purposes of the PWERM, the Company estimated an IPO date of September 30, 2015 and used a risk adjusted discount rate of 35%. Finally, the Company’s PWERM enterprise value reflected a non-marketability discount of 10%.

The Company respectfully submits to the Staff that the increase in value between the May 5, 2015 option grants and the Preliminary Price Range is reasonable. Specifically, the Company received an independent third-party valuation of its common stock as of March 31, 2015 that indicated that the fair market value of the common stock on that date was $10.88 per share. As noted above, in this valuation, a hybrid method was used to develop a probability-weighted estimate of the value of the Company’s common stock based on an assessment of two future scenarios - a successful IPO by September 30, 2015 with a 60% probability; and a non-IPO long-term liquidity event, with a 40% probability. Further, as noted above, lack of marketability discounts were applied to the Company’s common stock.

In contrast, the Preliminary Price Range is for a single outcome that necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering, with no discount reflecting the estimated timing of such offering nor any weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As a result, unlike the valuations performed in connection with the Company’s stock option grants as a private company, the Preliminary Price Range excludes any discount for the Company’s common stock and takes into account that the IPO would provide significant cash proceeds to the Company to help fuel its growth and substantially strengthen its balance sheet.

The Company supplementally advises the Staff that the Company believes that the difference between the most recent fair market value of its common stock for stock option grant purposes, as determined by the Company’s board of directors in May 2015, and the Preliminary Price Range is in part attributable to the fact that the valuations for stock option grants took into account a discount for lack of marketability that the Company believes will continue to apply until the Company completes its initial public offering. In addition, the discount applicable to the May 5, 2015 stock option grants, as compared to the Preliminary Price Range, is supported by (1) the inherent uncertainty of completing a successful initial public offering, (2) the possibility that the actual initial public offering price could be substantially lower than the Preliminary Price Range recommended by the Company’s underwriters and (3) the 180-day lock-up agreement to which the shares underlying the stock options will be subject following the initial public offering. Further, since the May 5, 2015 stock options were granted, recent public offerings by other technology companies have been consummated at favorable valuations and the trading price of the common stock of such companies has generally been strong following the consummation of such offerings. These recent market developments have had a positive impact on the Company’s anticipated valuation, which is reflected in the Preliminary Price Range.

The Company advises the Staff that it will disclose the valuation considerations related to the May 5, 2015 stock option grants and a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus that would shortly precede the commencement of the Company’s road show process. We are providing this information to the Staff supplementally to facilitate the Staff’s review process.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

June 17, 2015

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We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the stock of the Company following the Company’s initial public offering. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 500 Boylston Street, Boston, Massachusetts 02116.

Please contact undersigned at (617) 937-2357 or Richard C. Segal at (617) 937-2332 with any questions or comments regarding the above.

Very truly yours,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Corey Thomas, Chief Executive Officer, Rapid7, Inc.

Steven Gatoff, Chief Financial Officer, Rapid7, Inc.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM